UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 229TH MEETING OF THE BOARD

OF DIRECTORS HELD ON OCTOBER 30, 2013

1. DATE, TIME AND PLACE: On October 30, 2013, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142 in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and of the Board of Executive Officers. Mr. André Dorf, Chief Executive Officer of CPFL Renováveis also participated in part of the meeting.

4. PRESIDING BOARD: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived, since all attending Directors were aware of the content. The Directors resolved that these minutes be drawn up in summary form, with the right to present statements and dissensions, which will be filed at the registered office of the Company, and the publication of these minutes in excerpt form without the signatures of the directors was approved.

As the items in the Agenda were examined and discussed, the following matters were addressed and the following resolutions were taken by unanimity of votes:

(i)     Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in the month of October;

(ii)    Take cognizance of the managerial highlights and material facts in the month, reported by the Chief Executive Officer;

(iii)   Approve the minutes of the 218th Meeting of the Board of Directors held on September 25, 2013;

(iv)   (iv.i)  Take cognizance of the recommendation of the Budget and Corporate Finance Commission (“the Commission”) to the Board on the 2014 Budget and Multi-Year Projections for 2015/2018 of the Company and subsidiaries, made on October 29, 2013;

       (iv.ii) Approve, in compliance with the provisions in item “b” of Article 17 of the Bylaws, the 2014 Annual Budget and Multi-Year Projections for 2015/2018 of the Company and subsidiaries prepared by the Board of Executive Officers, recommending  to the representatives of the Company in the Management bodies of the subsidiaries to approve the respective 2014 Budgets and Multi-Year Projections for 2015/2018 and authorize  the Board of Executive Officers to take all measures necessary to enable the necessary funding forecasted in the 2014 Budget of the Company and subsidiaries, in accordance with the Policy of Funding and Guarantee;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(v)    Recommend to the representatives of the Company on the Board of Directors of subsidiaries to vote for approval: (v.i)  of the sale of the property owned by Companhia Piratininga de Força e Luz (“CPFL Piratininga”), in the city of Santos, state of São Paulo, pursuant to Resolution 2013088-E of the Board of Executive Officers; (v.ii) of the sale of the property owned by CPFL Piratininga, in the city of Sorocaba, state of São Paulo, pursuant to Resolution 2013089-E of the Board of Executive Officers; and (v.iii)  of the Minimum Sales Value, pursuant to the Standard of Property Sale GED 10754 and to the terms under Resolution 2013091-E of the Board of Executive Officers, of the following properties: (a)  the property located in the city of Santos, state of São Paulo, owned by CPFL Piratininga; and (b)  the property located in the city of Campinas, state of São Paulo, owned by Companhia Paulista de Força e Luz (“CPFL Paulista”);

(vi)   Recommend to the representatives of the Company on the Board of Directors of subsidiaries to vote for approval: (vi.i) CPFL Geração de Energia S.A. (“CPFL Geração”): (a) of the compliance with all requirements under the Bid Notice and participation in ANEEL Transmission Auction 007/2013 (“Transmission Auction”), to be conducted by BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) for the bidding of Lot Q; and (b)  taking all measures necessary to fulfill the obligations assumed, in the event of a favorable result by CPFL Geração in the Transmission Auction, pursuant to Resolution 2013087-E of the Board of Executive Officers. Item (a) above has been the purpose of a preliminary analysis by the Commission of Strategy; and (vi.ii) CPFL Paulista, CPFL Piratininga, Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Rio Grande Energia S.A. (“RGE”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Luz e Força de Mococa (“CPFL Mococa”): of the representations of need to acquire electricity in the ANEEL Auction of Electricity from Existing Projects (“Auction A-1”), as per the provisions in Article 24 of Decree 5,163/2004, aiming to serve all of its distribution markets, pursuant to Resolution 2013084-R$ of the Board of Executive Officers; and

(vii) Ratify, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item “p” of Article 17 of the Bylaws and to Resolution 2013083-E of the Board of Executive Officers: (a)  the acquisition of five hundred and ninety-six thousand, one hundred and nine megawatt-hour and 20 kilowatt-hour (596,109.20 MWh) of electricity from Subsidized Sources and Special Conventional Sources; and (b)  the constitution of guarantee, by CPFL Energia, in the form of a Corporate Suretyship Letter.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Martin R. Glogowsky, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.